SHEARMAN & STERLING LLP

シャーマン　アンド　スターリング外国法事務弁護士事務所

FUKOKU SEIMEI BUILDING 5TH FLOOR | 2-2-2 UCHISAIWAICHO | CHIYODA-KU | TOKYO | 100-0011

WWW.SHEARMAN.COM | T +81.3.5251.1601 | F +81.3.5251.1602

RECEIVED
2006 MAY 10 A 9:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE





06013264

May 9, 2006

Rule 12g3-2(b) File No. 82-3326

PROCESSED
MAY 1 2 2006
THOMSON
FINANCIAL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Optical Co Ltd SUPPL

Olympus ~~Corporation~~
Rule 12g3-2(b) File No. 82-3326

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Olympus Corporation (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

Enclosed please find five English version press releases issued by the Company between February 1, 2006 and March 2, 2006. The Company has also issued seven press releases in Japanese between February 20, 2006 and March 28, 2006. No English versions or translations have been prepared for these seven press releases. We have therefore prepared English summaries to these Japanese language press releases below:

- Press release, dated February 20, 2006, announcing Olympus Imaging Corp.'s complimentary service to detect and remedy possible defects starting February 21, 2006 for "IZM 200 Zoom," "IZM 210 Zoom," "IZM 220 PANORAMA Zoom," "IZM 230 Zoom" and "AF-1 TWIN," 35mm film cameras produced between 1988 and 1994. On rare occasions, circuit failure may cause heat and smoke that may result in the deformity of the exterior.

- Press release, dated February 24, 2006, announcing Olympus Medical Systems Corp.'s establishment of "Olympus Medical Systems Services Vietnam Co., Ltd. ," an endoscope repair service company in Vietnam in order to handle repairs that had previously been outsourced, in order to improve quality, cost and delivery and improve customer satisfaction.

dw 5/10

- Press release, dated February 27, 2006, regarding the participation of Leica Camera AG, a German manufacturer, to the "Four Thirds System Standard", a standard set by Olympus Imaging Corp. for digital single-lens reflex cameras designed and developed to achieve the highest digital image. Olympus Imaging Corp. will continue to widely solicit participation of manufacturers and will actively seek the widespread use of the Standard.

- Press release, dated February 27, 2006, regarding the joint development of a digital single-lens reflex camera based on "Four Thirds System Standard" by Matsushita Electric Industrial Co., Ltd. and the Company and "PMA 2006 International Convention and Trade Show", the world largest scale international exhibition for image equipments held in Orlando, Florida, U.S.A., on February 26, 2006.

- Press release, dated March 14, 2006, regarding Olympus Medical Systems Corp.'s launch of "VISERA Ventricular Video Scope OLYMPUS VEF TYPE V", the world's first ventricular video scope with advanced CCD, which enables brighter and clearer observation image without interference patterns, on March 15, 2006 in Japan.

- Press release, dated March 28, 2006, regarding the Company's launch of a high grade microscope system "SZX16" and "SZX10", which pursue the world highest optical performance and usability, on April 25, 2006 in Japan.

- Press release, dated March 28, 2006, regarding Olympus Imaging Corp.'s launch of "Voice-Trek V-11", an entry model of "Voice-Trek" series with a detatchable battery and can be used as a USB storage device, on April 7, 2006 in Japan.

On April 4, 2006, the Company filed with the Tokyo Stock Exchange, a revision on the consolidated and unconsolidated earnings forecast for the fiscal year ended March 31, 2006 of ITX Corporation, a consolidated subsidiary of the Company. No English translation or version has been prepared. We have therefore furnished an English summary of the filing below:

- Amendment to the consolidated earnings forecast includes downward revisions of ordinary income and net income for the fiscal year.

- Amendment to the unconsolidated earnings forecast includes (a) upward revision of sales and (b) downward revisions of ordinary income and current term net income.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please do not hesitate to contact me at (81)-3-5251-0202 if you have any questions regarding the enclosed information.

Very truly yours,



Mako Sasaki

Enclosure
MS/ms

Attachment 1

OLYMPUS

Your Vision, Our Future

RECEIVED
2006 MAY 10 A 9:5
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

I N F O R M A T I O N

Feb. 1. 2006

Olympus Launches U-UVF248 DUV Observation System for Microscopes

— Newly Developed DUV Optical System Supports Ultra-High Resolutions up to 0.08μm —

Olympus Corporation (President: Tsuyoshi Kikukawa) is pleased to announce the U-UVF248, a deep ultraviolet (DUV)*1 microscope capable of 0.08μm line and space resolution. The new microscope will go on sale on February 13, 2006.
This new product can be added as an option to an Olympus MX-Series semiconductor FPD inspection microscope to create an ultraviolet microscope system for a variety of observational uses, something that was previously only possible with specialized microscope systems.

The U-UVF248 microscope will be on display at Semicon Korea 2006, the Convention and Exhibition Center (COEX) (http://www.olympus.co.jp/en/society/) commencing February 8 through 10 under the name of Techsan Community Corporation: Exhibition Hall Pacific Booth No.602 in Seoul.

Product	Launch Date
U-UVF248 DUV observation system	March 1, 2006

*1 Deep ultraviolet: This term refers to ultraviolet rays with extremely short wavelengths, usually below 300nm.

<Main Features>

1. The newly developed DUV optical system supports observation at ultra-high resolutions up to 0.08μm lines and spaces.
2. The system can be added to an optical microscope.
3. The system is very easy to operate and can be laid out as required.



External Appearance U-UVF248 with Semiconductor Inspection Microscope System MX61

<Detailed Features>

1. **Newly Developed DUV Optical System · Ultra-High Resolutions up to 0.08μm**

The newly developed DUV optical system supports observation at ultra-high resolutions up to 0.08μm. This was achieved by developing a new optical system optimized for the deep ultraviolet region (248nm). The system maintains excellent contrast up to the limit of its resolution.
Olympus has used a non-cemented lens"*2 to prevent lens performance from degrading under prolonged UV exposure. The newly developed DUV design technology and the simple optical system provide brighter, more detailed images than is possible with existing systems.

*2 non-cemented lens: Olympus does not use bonding agents to join the lenses, which are advantage in trouble free for years with no impact in performance.

2. **Compatible with Optical Microscopes**

Unlike existing DUV microscope systems, which require specially designed microscopes, the system can be added as an option to any Olympus semiconductor inspection microscope in the MX61 or MX51 Series. The system is also easily expandable, and the DUV camera can be controlled using image processing software.

3. **Versatile System Layouts for Optimal Ease of Use**

The light source has been separated from the main unit and substantially reduced in size. This feature allows the system to be laid out as required for optimal ease of use. For stress-free specimen movement and focusing, the system can display images at 15 frames per second in real time.

Attachment 2

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

RECEIVED
2006 MAY 10 A 9:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 26, 2006

Leading German manufacturer to support open standard for digital SLR Cameras

Leica Camera AG Endorses Four Thirds System Standard

Olympus Imaging Corp. (President: Masaharu Okubo) is pleased to announce the participation of Leica Camera AG of Germany in the Four Thirds System standard for digital SLR cameras. Olympus has encouraged other manufacturers to participate in this open standard since it was first established, and will continue to promote its widespread acceptance in the future.

The Four Thirds System standard was established to facilitate the development of digital SLR camera systems that are designed and developed from the ground up to maximize the performance potential of digital imaging technology. The standard uses a 4/3" image sensor that makes it possible to realize the high image quality and high mobility that are demanded of SLR camera systems, and defines an open standard for lenses and lens mounts to assure compatibility between bodies and lenses produced by various manufacturers participating in the standard.

In October 2003, Olympus introduced the E-1 digital SLR camera and various ZUIKO DIGITAL lenses and accessories in the Olympus E-System. It has since added E-300, E-500 and E-330 camera bodies to the system, and has expanded the ZUIKO DIGITAL lens lineup to include 15 lenses specifically designed and developed for digital photography. Sigma Corporation began introducing Four Thirds System lenses in October 2004, and currently offers three lenses, with more scheduled for release in the future. In addition, Panasonic is developing a camera body and lenses based on the Four Thirds System standard, and is planning to introduce these products this year.

The participation of Leica Camera AG will accelerate the proliferation of Four Thirds System products and allow a wider range of customers to enjoy the unique Four Thirds System advantage of using camera bodies and lenses produced by different manufacturers. In addition, Leica Camera AG's outstanding brand value, unique tradition, and cutting-edge optical expertise are expected to add powerful momentum to widespread acceptance of the Four

Thirds System in the future.

As one of the original proponents of the Four Thirds System standard, Olympus will continue to promote its widespread acceptance and to encourage other manufacturers to participate in this important new open standard for the digital age.

For more information, please contact:

OLYMPUS

*for US media	Olympus Imaging America Inc. Chris Sluka, Sr. Public Relations Manager Tel: +1- 631- 844- 5321 Email: chris.sluka@olympus.com
*for Europe media	Olympus Europa GmbH Christina Blake, Corporate Communications Tel: +49-40-237 73-191 Email: christina.blake@olympus-europa.com
*for Japan media	Olympus Corporation Atsushi Hatakeyama, Public Relations and Investor Relations Tel: +81- 3- 3340- 2188 Email: atsushi_hatakeyama@ot.olympus.co.jp
Leica Camera AG	Gero Furchheim, Division Manager Corporate Communications Tel: +49-6442-208-450 Email: gero.furchheim@leica-camera.com

Attachment 3

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

February 26, 2006

Leading German manufacturer to support open standard for digital SLR Cameras

Leica Camera AG Endorses Four Thirds System Standard

Olympus Imaging Corp. (President: Masaharu Okubo) is pleased to announce the participation of Leica Camera AG of Germany in the Four Thirds System standard for digital SLR cameras. Olympus has encouraged other manufacturers to participate in this open standard since it was first established, and will continue to promote its widespread acceptance in the future.

The Four Thirds System standard was established to facilitate the development of digital SLR camera systems that are designed and developed from the ground up to maximize the performance potential of digital imaging technology. The standard uses a 4/3" image sensor that makes it possible to realize the high image quality and high mobility that are demanded of SLR camera systems, and defines an open standard for lenses and lens mounts to assure compatibility between bodies and lenses produced by various manufacturers participating in the standard.

In October 2003, Olympus introduced the E-1 digital SLR camera and various ZUIKO DIGITAL lenses and accessories in the Olympus E-System. It has since added E-300, E-500 and E-330 camera bodies to the system, and has expanded the ZUIKO DIGITAL lens lineup to include 15 lenses specifically designed and developed for digital photography. Sigma Corporation began introducing Four Thirds System lenses in October 2004, and currently offers three lenses, with more scheduled for release in the future. In addition, Panasonic is developing a camera body and lenses based on the Four Thirds System standard, and is planning to introduce these products this year.

The participation of Leica Camera AG will accelerate the proliferation of Four Thirds System products and allow a wider range of customers to enjoy the unique Four Thirds System advantage of using camera bodies and lenses produced by different manufacturers. In addition, Leica Camera AG's outstanding brand value, unique tradition, and cutting-edge optical expertise are expected to add powerful momentum to widespread acceptance of the Four

Thirds System in the future.

As one of the original proponents of the Four Thirds System standard, Olympus will continue to promote its widespread acceptance and to encourage other manufacturers to participate in this important new open standard for the digital age.

For more information, please contact:

OLYMPUS

*for US media	Olympus Imaging America Inc. Chris Sluka, Sr. Public Relations Manager Tel: +1- 631- 844- 5321 Email: chris.sluka@olympus.com
*for Europe media	Olympus Europa GmbH Christina Blake, Corporate Communications Tel: +49-40-237 73-191 Email: christina.blake@olympus-europa.com
*for Japan media	Olympus Corporation Atsushi Hatakeyama, Public Relations and Investor Relations Tel: +81- 3- 3340- 2188 Email: atsushi_hatakeyama@ot.olympus.co.jp
Leica Camera AG	Gero Furchheim, Division Manager Corporate Communications Tel: +49-6442-208-450 Email: gero.furchheim@leica-camera.com

Attachment 4

RECEIVED
2006 MAY 10 A 9:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 26, 2006

Olympus and Panasonic Announce Four Thirds System Digital SLR Cameras

Olympus Corporation (Olympus) and Matsushita Electric Industrial Co., Ltd. (Panasonic) have been engaged in joint development of cameras that comply with the Four Thirds System standard for interchangeable-lens-type digital SLR cameras, and will display the fruit of their labors at the PMA 2006 International Convention and Trade Show that starts today, February 26, in Orlando, Florida. Olympus will exhibit the E-330, a recently introduced product that incorporates jointly developed technologies, and Panasonic will announce development of the DMC-L1, its first digital SLR camera. A prototype of the DMC-L1 will also be exhibited.

The two cameras are the result of an agreement announced on January 13, 2005, under which Olympus and Panasonic agreed to jointly develop underlying technologies and key components, and promote the introduction of digital SLR camera products that take full advantage of the significant user benefits offered by the Four Thirds System standard.

The jointly developed mirror box unit and Live MOS sensor used in the two new cameras have significant implications for SLR performance, and have made it possible to develop products with capabilities that go far beyond digital SLR cameras of the past.

The mirror box unit integrates a quick-return mirror, viewfinder, and AE sensor, and effectively functions as the heart of the SLR camera. It was specifically designed and developed so that it could be used in both Olympus and Panasonic products.

The Live MOS sensor is a new-generation sensor that offers the high image quality of a CCD sensor and the low power consumption of a CMOS sensor, thereby making it possible to display Live View images on a digital SLR camera for an extended period of time. In addition, because the sensor features simplified circuitry, the distance from the microlenses to the photodiodes is short, ensuring improved response and higher image quality when light strikes the sensor at an angle.

Utilizing these advanced new devices, Olympus and Panasonic will continue to develop products according to their respective product strategies.

Olympus has already utilized these jointly developed components in the recently introduced E-330, which is the first interchangeable-lens-type digital SLR in the world to offer full-time Live View framing via a rear-mounted LCD monitor — a feat that until now was thought to be difficult

to achieve. With its Live View capability, the E-330 is an epoch-making product that makes it possible for users to enjoy an entirely new style of digital SLR shooting.

As its first digital SLR camera, Panasonic has developed the DMC-L1, which combines the operating feel of an analog camera with Live View shooting and other ease-of-use features that are unique to digital cameras. By using the Live MOS sensor and proprietary Venus Engine III image-processing LSI, Panasonic has maximized the performance potential of both devices and successfully achieved the high image quality and high processing speeds that are critical to SLR camera performance. Following additional development efforts, Panasonic plans to introduce the DMC-L1 later this year.

By teaming Olympus's industry-leading SLR camera technology with Panasonic's advanced digital AV technology to offer Four Thirds System digital SLR cameras and a wide lens lineup, the two companies plan to offer camera enthusiasts a level of creativity and satisfaction have never experienced before.

For reference, market size forecasts for digital SLR cameras are shown below. (Source: CIPA; 2005 results and 2006~2008 forecasts for number of units shipped by manufacturers)

2005 (actual)	2006 (forecast)	2007 (forecast)	2008 (forecast)
3.79 million units	4.68 million units	5.26 million units	5.62 million units

About the Four Thirds System Standard

The Four Thirds System standard defines design and development standards for digital SLR camera systems that fully realize the performance potential of digital imaging technology. Four Thirds System cameras use a 4/3-type image sensor that makes it possible to achieve the high image quality and high mobility demanded of SLR camera systems. In addition, the Four Thirds System defines an open standard for lenses and lens mounts that assures compatibility between bodies and lenses produced by various manufacturers participating in the standard.

Media Contacts:

OLYMPUS

*for US media

Olympus Imaging America Inc.
Chris Sluka, Sr. Public Relations Manager
Tel: +1- 631- 844- 5321
Email: chris.sluka@olympus.com

*for Europe media

Olympus Europa GmbH
Christina Blake, Corporate Communications
Tel: +49- 40- 237 73- 191
Email: christina.blake@olympus-europa.com

*for Japan media

Olympus Corporation
Atsushi Hatakeyama, Public Relations and Investor Relations
Tel: +81- 3- 3340- 2188
Email: atsushi_hatakeyama@ot.olympus.co.jp

Panasonic

*for US media

Panasonic Corporation of North America
Will Safer
Tel: +1- 201- 392- 6124
Email: saferw@us.panasonic.com

Peppercom
Sara Whitman
Tel: +1- 212- 931- 6121
Email: swhitman@peppercom.com

*for Europe media

Panasonic Europe Ltd.
Brendon Gore
Tel: +44- (0)208- 899- 2217
Email: Brendon.Gore@eu.panasonic.com

*for Japan media

Matsushita Electric Industrial Co., Ltd. (Panasonic)
Akira Kadota
Tel: +81- 3- 3578-1237 Fax: +81- 3- 3436- 6766

Panasonic News Bureau
Tel: +81- 3- 3542- 6205 Fax: +81- 3- 3542- 9018

Attachment 5

OLYMPUS

Your Vision, Our Future

I N F O R M A T I O N

March 2, 2006

Professional Underwater Photography Using LCD Monitor on Digital SLR

Olympus Introduces the PT-E02 Underwater Case for the E-330 Digital SLR Camera

Olympus Imaging Corporation (President: Masaharu Okubo) is pleased to announce the PT-E02 underwater case for the E-330 interchangeable-lens digital SLR camera. The PT-E02 supports professional underwater photography by allowing the photographer to shoot while continually framing shots in the LCD monitor on the back of the camera. It will go on sale in April 2006.

Summary

1. This is the world's first (*1) system to allow the photographer to frame and shoot in the LCD monitor of AF digital SLR camera, in professional underwater photography to depths of up to 60m.
2. With the PT-E02, a variety of interchangeable-lenses can be mounted using a range of lens ports.
3. The PT-EO2 also supports underwater TTL photography using an external flash unit.

The PT-E02 is an underwater case designed for use with the E-330 camera. It can be combined with lens ports to create a system that supports professional underwater photography using a digital SLR camera and ZUIKO DIGITAL lenses. With professional use in mind, Olympus has specified the PT-E02 for use at depths of up to 60 meters.

The PT-E02 can be used with the PPO-E01, PPO-E02, PPO-E03 and PPO-04 underwater lens ports (already on sale) for underwater photography using the E-330 digital SLR camera and a variety of ZUIKO DIGITAL lenses. The E-330 is the world's first*1 AF digital SLR camera with a full-time "Live View" LCD monitor on the back for continual framing. No longer is the photographer limited to peering into the camera's optical viewfinder through goggles and the underwater case. With its huge 2.5-inch LCD monitor, the new system combines the convenience of underwater photography using a compact camera, with the rapid response and superb image quality of an SLR camera.

The E-330 also features an Underwater Macro Mode and Underwater Wide Mode, which enhance color saturation and heighten blue color tones. When used in combination with ZUIKO DIGITAL lenses, such as the ZUIKO DIGITAL 35mm (70mm*2) F3.5 Macro lens (on sale since November 2005) or the ZUIKO DIGITAL ED 8mm (16mm*2) F3.5 Fisheye lens (on sale since January 2006), the E-330 offers a stress-free way to capture vibrantly colorful underwater images.

The PT-E02 is on display at Photo Imaging Expo 2006 at Tokyo Big Sight from March 23rd Thursday to 26th Sunday.

*1 Using an interchangeable-lens AF digital SLR camera with a full-time "Live View" monitor
*2 The figures in parentheses indicate the equivalent focal distances for 35mm cameras.

Launch Information

Product Category	*Product Name*	*MSRP*	*Launch Date*
Underwater case	PT-E02 (for E-330)	¥150,000 (¥157,500 with tax)	April 2006



<Front>



<Back>

PT-E02 Underwater Case (shown with a PPO-E01)

Main Features

1. **First system in the world (*1) to allow the photographer to frame and shoot in the LCD monitor of AF digital SLR camera, in professional underwater photography to depths of up to 60m with an interchangeable-lens digital SLR camera.**

   The PT-E02 allows the photographer to view the E-330's huge 2.5-inch full-time "Live View" LCD monitor while taking underwater shots. All underwater cases, including the PT-E02, and all underwater lens ports and extension rings are designed to provide reliable support for professional underwater SLR photography at depths of up to 60m.

2. **Used in combination with various underwater lens ports for interchangeable-lenses**

   As shown in the attached system chart, a variety of underwater lens ports can be attached to the PT-E02 to allow underwater photography using ZUIKO DIGITAL lenses.

3. **Support for underwater TTL photography using an external flash unit**

   The PT-E02 can be used with an external flash unit (optional extra) for professional underwater TTL flash photography. This combination makes underwater flash photography easy, without the need for troublesome light level adjustments to suit the distance to subject or changes in the underwater environment.

*1 Using an interchangeable-lens AF digital SLR camera with a full-time "Live View" monitor

Principal Specifications for Underwater Case

Product		**PT-E02**
Equipment Supported		E-330
Max. Water Pressure		60 meters
Waterproofing System		Double O-ring pressure seal
Principal Materials		Body : Polycarbonate
Size	Width	214mm
	Height	168mm
	Depth	154mm

For Further Information, please contact
Public Relations, OLYMPUS Corporation,
Shinjuku Monolith, 2-3-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 163-0914
Tel:+81-3-3340-2188 Fax:+81-3-3340-2130
Home page: http://www.olympus.co.jp/

Underwater Case for E-330 System Chart



Bracket
PTBK-E01
Short Arm
PTSA-01
※1
Underwater
Extension Ring
PER-E02
Underwater
Lens Port
PPO-E04
Underwater
Extension Ring
PER-E01
Underwater
Lens Port
PPO-E03
Underwater
Lens Port
PPO-E02
Underwater
Lens Port
PPO-E01
Underwater Case for E-330
PPO-E02
Underwater Case
for FL-36
PFL-E01
Underwater Case
for FL-20
PFL-01
※2
ZUIKO DIGITAL
ED 7-14mm
f4.0
ZUIKO DIGITAL
ED 8mm
f3.5 Fisheye
※3
ZUIKO DIGITAL
1.4x Teleconverter
EC-14
ZUIKO DIGITAL
ED 50mm f2.0
Macro
※4
ZUIKO DIGITAL
11-22mm
f2.8-3.5
ZUIKO DIGITAL
14-54mm
f2.8-3.5
ZUIKO DIGITAL
35mm f3.5
Macro
※5 ※6
ZUIKO DIGITAL
14-45mm
f3.5-5.6
Digital SLR Camera
E-330
Electronic Flash
FL-36
Electronic Flash
FL-20

※ 1 The PTBK-E01/PTSA-01 arm or a similar third-party product is required to attach an underwater flash case to the E-330 camera's underwater case. ※ 2 The maximum water pressure for the PFL-01 is 40 meters.
※ 3 Manual 360° focusing can be achieved by attaching the PPZR-E05 focus gear (optional extra). ※ 4 Manual focusing can also be achieved by attaching the PPZR-E01 zoom gear (included) to the PPO-E03. However, the rotation of the focusing ring will be limited to 180°. Smoother manual focusing over a 360° range can be achieved with the PPZR-E04 focus gear (optional extra).
※ 5 When the ZUIKO DIGITAL 35mm 3.5 Macro and the PPO-E01, the magnification immediately in front of object lens of the underwater lens port will be 0.8x.
※ 6 The PPZR-E01 zoom gear (included) cannot be used with the ZUIKO DIGITAL 35mm F3.5 Macro. Manual 360° focusing can be achieved by attaching the PPZR-E04 focus gear (optional extra).